

December 20, 2021

Allen West
Chief Financial Officer
PAM Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770

> **Re: PAM Transportation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response Dated December 13, 2021**
> **File No. 000-15057**

Dear Mr. West:

We have reviewed your December 13, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Selected Financial Data, page 21

1.   We note your response to our prior comment indicates that you will provide clarifying disclosures regarding your metrics in future filings. Please provide us with your proposed revised disclosures based on the metrics provided in the Form 10-K for the fiscal year ended December 31, 2020.

   You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding the comment.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation